Exhibit 99.1

SOLAI Announces Plan to Implement ADS Ratio Change

AKRON, Ohio, June 18, 2026 /PRNewswire/—SOLAI Limited (NYSE: SLAI) (previously traded under “BTCM”) (“SOLAI” or the “Company”), a technology-driven personal AI and digital infrastructure provider, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.00005 per share, from the current ADS Ratio of one (1) ADS to one hundred (100) Class A ordinary shares, to a new ADS Ratio of one (1) ADS to seven hundred (700) Class A ordinary shares (the “ADS Ratio Change”). The Company anticipates that the ADS Ratio Change will be effective on or about July 6, 2026.

For SOLAI’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-seven reverse share split. SOLAI’s ADSs will continue to be traded on the New York Stock Exchange under the ticker symbol “SLAI”.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. The ADS Ratio Change will have no impact on SOLAI’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, SOLAI’s ADS trading price is expected to increase proportionally; however, there can be no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than seven (7) times the ADS trading price before the change.

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”) is a technology-driven personal AI and digital infrastructure provider. Building upon its historical legacy in digital asset mining and blockchain network operations, the Company is leveraging extensive experience in large-scale hardware deployment, data center operations, and high-performance computing to build the foundational infrastructure for personal AI computing and digital asset ecosystems globally.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Statements that are not historical facts are forward-looking statements. Such statements are based upon management’s current beliefs and expectations, as well as current market and operating conditions. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control. A number of factors could cause actual results, performance or achievements to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ADS trading price, and whether it will increase after the ADS Ratio Change; and assumptions underlying or related to the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Christensen Advisory

Jason Ng

Tel: +852-2117-0861

Email: solai@christensencomms.com